Shengkai Innovations, Inc.
No. 27, Wang Gang Road,
Jin Nan (Shuang Gang) Economic and Technology Development Area
Tianjin, People’s Republic of China 300350

            August 5, 2010

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4631

Attention:	John Hartz
Senior Assistant Chief Accountant

RE:	Shengkai Innovations, Inc.
Form 10-K for Fiscal Year Ended June 30, 2009
Filed No. 0-51972

Ladies and Gentlemen:

Shengkai Innovations, Inc. (the “Company”) is in receipt of the staff's letter of comment dated June 18, 2010 on the above-referenced filing. Set forth below are the Company's responses to such comments. The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the comment letter.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2009

Note 10, Preferred Stock and Warrants, page F-21

1.
We note your belief that the “laws or regulation” condition relates to the general requirement that a Company must not be restricted by relevant authorities to be able to duly authorize a sufficient number of shares in order to issue the conversion shares.  Please help us better understand this provision in the Series A preferred stock and the basis for your legal interpretation.  Please explain to us what, if any, laws or regulations could prohibit you from issuing shares upon the receipt of a Conversion Notice regardless of their probability of occurring.   If you do not believe there are any such laws or regulations, please explain to us why this provision would be necessary.

RESPONSE:

Below is an excerpt of the relevant provision in the Series A certificate of designation, with the language in question underlined:

8.            Inability to Fully Convert.

(a) Holder’s Option if Company Cannot Fully Convert.

(A) If, upon the Company’s receipt of a Conversion Notice after the initial issuance of the New Series A Preferred, the Company cannot issue shares of Common Stock upon a Conversion because the Company (w) does not have a sufficient number of shares of Common Stock authorized and available, or (x) is otherwise prohibited by applicable law or by the rules or regulations of any stock exchange, interdealer quotation system or other self-regulatory organization with jurisdiction over the Company or its securities from issuing all of the Common Stock which is to be issued to a holder of New Series A Preferred pursuant to a Conversion Notice, then the Company shall issue as many shares of Common Stock as it is able to issue in accordance with such holder’s Conversion Notice and, with respect to the unconverted New Series A Preferred, the holder, solely at such holder’s option, may elect, within five (5) business days after receipt of notice from the Company thereof to:  (i) require the Company to redeem from such holder those New Series A Preferred for which the Company is unable to issue Common Stock in accordance with such holder’s Conversion Notice (such shares of New Series A Preferred, the “Nonconvertible Shares”; such redemption right, the “Mandatory Redemption”) at a price per share payable in cash equal to (A) one hundred thirty percent (130%) of the Liquidation Preference Amount (the “Mandatory Redemption Price”) plus (B) the amount by which (a) the Closing Bid Price on the Conversion Date or, if the Holder or its broker has received a firm written bid commitment which shall have been provided to the Company along with the Conversion Notice, the per share price as evidenced by the firm written bid (the “Base Price”), exceeds (b) the Closing Bid Price on the date the Company has sufficient number of shares of Common Stock for the conversion of the Nonconvertible Share had the Nonconvertible Share been converted; provided that if the Holder or its broker has received a firm written bid commitment which shall have been provided to the Company along with the Conversion Notice, the Base Price for the portion of the Nonconvertible Shares subject to the firm written bid commitment shall be per share price on the firm written bid commitment,  or (ii) void its Conversion Notice and retain or have returned, as the case may be, the shares of New Series A Preferred that were to be converted pursuant to such holder’s Conversion Notice (provided that a holder’s voiding its Conversion Notice shall not affect the Company’s obligations to make any payments which have accrued prior to the date of such notice); or (iii) exercise its Buy-In rights pursuant to and in accordance with the terms and provisions of Section 4(b)(vi) hereof.

As we responded previously, we believe that the “laws or regulation” condition relates to the general requirement that a Company must not be restricted by relevant authorities to be able to duly authorize a sufficient number of shares in order to issue the conversion shares.    This means that the Company must have enough shares of common stock authorized at the time that a request for conversion is received so that it may duly issue new shares of common stock upon the conversion of the Series A preferred stock.  Such a requirement is a matter of state law under Sections 607.0601and 607.0631 of Title XXXVI of the Florida Statutes, and the Company can be sued under Section 607.0304 for any ultra vires actions for which the corporation lacked power to act, such as issuing shares that were not duly authorized by the Company’s articles of incorporation.  Additionally, NASDAQ, the exchange on which the Company’s common stock is traded, is an entity that sets forth regulations concerning the total number of shares of common stock that are authorized to be traded on the exchange.  At the time of listing, the Company included in its listing application the number of conversion shares that would need to be accounted for in the total number of common shares to be listed on NASDAQ.  If the Company were to issue shares in excess of the total number of shares it originally submitted for listing to NASDAQ, it would be required under NASDAQ Rule 5250(e) to provide notification to list additional shares on the exchange prior to any actual issuance.

Since the Company can issue, and to date has issued, additional shares in compliance with the above-mentioned laws and regulations, so long as it continues to follow the proper procedures to authorizing any additional shares as needed, we believe that the Company can control how many shares it has authorized in advance of the actual issuance.  In fact, the Company has an obligation under Section 1.3 of the Securities Purchase Agreement to reserve for issuance at least 150% of the number of conversion shares, so that at all times it will have a sufficient number of shares authorized for issuance.  As a result, we believe the issuance of common stock for conversion is solely within the Company’s control.

2.
Also, it appears to us that the conversion price of the Series A preferred stock and the strike price of the warrants are expressed in U.S. dollars which is not your functional currency.  Please explain to us how you concluded that these securities are indexed to your own stock such that classification in equity is appropriate based on the provisions of ASC 815-40-15-7I.

RESPONSE:

According to ASC 815-40-15-7I, if a denominated currency of an equity-linked financial instrument’s strike price is different from the entity’s functional currency, an equity-linked financial instrument is not indexed to the entity’s own stock. ASC 815-40-55-36 illustrates the implementation of the above standard. Shengkai Innovations, Inc.’s primary operations are conducted in the PRC through its subsidiary, Tianjin Shengkai Industrial Technology Development Company Limited, and the operating incomes and expenses are transacted in Renminbi (RMB), which is different from the strike price of the warrants, which are denominated in US dollars. Therefore, the warrant shall not be considered indexed to the entity’s own stock and hence adjustments in classification of the warrants are required. The warrant will be adjusted from equity to liability effective from July 1, 2009. The cumulative effect of the change in accounting recognition of the warrants will adjust the opening balance of retained earnings for the fiscal year of 2010, i.e. the balance as at July 1, 2009. The financial statements of the subsequent quarters ended September 30, 2009, December 31, 2009 and March 31, 2010 will be restated according to the adjusted accounting recognition of the warrants.

For the Series A preferred stock, there is no strike price according to the Securities Purchase Agreements between the Company and the investors, and the embedded conversion feature of the preferred stock will allow the investors to convert one preferred stock to one common stock. Since there is no currency settlement involved in conversion, ASC 815-40-15-7I is not applicable.

However, there is a down-round provision to protect the investors’ right in Certificate of Designations of the Series A preferred stock. If the Company issues any additional shares of common stocks less than $2.5357, the conversion ratio will be adjusted downward to reflect such lesser issued price of common stock for the first two years from the initial issuance date of the Series A preferred stock. The down-round provision precludes the embedded conversion option of the preferred stocks from being considered indexed to the entity’s own stock according to ASC 815-40-55-33. Therefore, the embedded conversion option will be bifurcated and the accounting recognition will be adjusted since July 1, 2009. Similar to the warrant adjustments, the cumulative effect of the change in accounting recognition of the embedded conversion option of the Series A preferred stock will adjust the opening balance of retained earnings for the fiscal year of 2010, i.e. the balance as at July 1, 2009. The financial statements of the subsequent quarters ended September 30, 2009, December 31, 2009 and March 31, 2010 will be restated according to the adjusted accounting recognition of the embedded conversion option.

*    *    *

In connection with the Company’s responses to the above comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Wang Chen
Wang Chen
Chief Executive Officer